Exhibit 99.1

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BRF S.A. Publicly Traded Company CNPJ/MF nº 01.838.723/0001-27 NIRE 42.300.034.240

MATERIAL FACT

BRF S.A. (“BRF” or “Company”), in compliance with Article 157, Paragraph 4, of Law No. 6,404, dated December 15, 1976, and with Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários “CVM”) Resolution No. 44, dated August 23, 2021, hereby inform its shareholders and the market in general that the CVM, upon analyzing new requests for the interruption and postponement of the Extraordinary General Meeting of BRF originally called for June 18, 2025, and postponed to July 14, 2025: (i) has not identified elements that justify the interruption of the meeting and, therefore, the CVM rejected the request for interruption of the meeting; and (ii) has requested the disclosure of certain additional information provided to the independent committees of the Companies and decided to grant such new postponement requests for a 21-day period as from the disclosure of such additional information by the Company.

Therefore, the BRF Extraordinary General Meeting that would be held on July 14, 2025 is postponed and the Company will disclose the new date in due course.

São Paulo, July 11, 2025.

BRF S.A.
Fábio Luis Mendes Mariano Chief Financial and Investor Relations Officer